EXHIBIT 2

                                LETTER AGREEMENT


                                   CMCO, INC.
                              135 East 57th Street
                            New York, New York 10022


                                                               November 16, 1998


Uniflex, Inc.
383 West John Street
Hicksville, New York  11802

Attention:      Mr. Robert K. Semel

Dear Bob:

          This letter agreement sets forth the intention of the parties hereto with respect to the proposed acquisition of all of the outstanding shares of common stock, $.10 par value per share (the "Common Stock"), and all outstanding options ("Options"), of Uniflex, Inc., a Delaware corporation (the "Company"), by an acquisition entity ("Buyer") to be formed by CMCO, Inc., a New York corporation ("CMCO") and its affiliates, upon the terms and subject to the conditions set forth herein (the "Acquisition").

          By executing this letter agreement, the parties confirm their intentions specified herein with respect to the Acquisition, but (except for the provisions of paragraphs 5, 6, 7, 9, 10 and 11 hereof, which are intended to be legally binding and enforceable upon the execution of this letter agreement and which shall survive the termination of this letter agreement unless and until modified or terminated by a definitive Merger Agreement (as defined below)) this letter agreement is not intended to constitute a contract nor an offer to enter into a contract nor to be binding upon the parties or create legal obligations or rights. If the parties fail to execute and deliver a definitive agreement and plan of merger with respect to the merger of the Company with Buyer or a subsidiary of Buyer ("Merger Agreement"), subject only to the terms set forth therein by February 15, 1999, then this letter agreement shall terminate automatically (except for the provisions of paragraphs 5, 6, 7, 9, 10 and 11 as aforesaid) without liability on the part of any party and without further action by the parties.

          It is understood and agreed that CMCO has not completed its due diligence investigation of the Company of the sort contemplated by paragraph 4(b) hereof and that its proposal regarding the Acquisition and this letter agreement was prepared based upon publicly available information and upon certain limited information furnished to CMCO by the Company and representatives of the Company.

          Subject to the foregoing, it is the intention of the parties to proceed with the proposed Acquisition as follows:

1. Form of Acquisition and Purchase Price. The transaction would take the form of a statutory merger of the Company with Buyer or a subsidiary of Buyer pursuant to which the holders of the Company's issued and outstanding Common Stock and Options (exclusive of the shares of Common Stock exchanged or contributed as contemplated in the next sentence) would be entitled to receive an aggregate amount of approximately $33 million in cash (exclusive of any fees and expenses payable by the Company to Dunn


                                       13

777188.2


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          Johnston & Company,  Inc.  ("Dunn  Johnston")  pursuant  to a separate agreement between the Company and Dunn Johnston), or $7.57 per share for each of the 4,178,860 shares of Common Stock outstanding and $4.90 per Option for each of the 279,350 Options outstanding based upon a
          weighted  average  exercise  price  of  $2.67  per  share.   Prior  to
          consummation of the merger, (i) CMCO and its affiliates who own shares of Common Stock on the date hereof shall be obligated to exchange or contribute all of their shares of Common Stock for equity capital of
          Buyer;  and  (ii)  officers  of  the  Company,   directors  and  other
          affiliates of the Company listed on Schedule 1 hereto shall be obligated to exchange or contribute no less than 322,000 shares of Common Stock owned by them for equity capital of Buyer, as set forth on Schedule 1 hereto.

2. Conditions. Consummation of the Acquisition is conditioned, among other things, upon certain conditions, including:

           a. Approval of the Acquisition by the boards of directors of the Company and Company.

           b. Negotiation and execution of a definitive Merger Agreement in acceptable form and substance to the Company and Buyer and the shareholders of the Company exchanging or contributing their shares of Common Stock for equity capital of Buyer pursuant to paragraph 1 above, including representations, warranties, covenants, agreements and conditions as may be mutually agreed to by the parties hereto and as are customarily set forth in agreements of this nature and subject, which Merger Agreement must be approved by the board of directors and stockholders of the Company.

           c. Completion of the due diligence investigations described in paragraph 4(b) below to the satisfaction of Buyer, its counsel and other advisors, provided that the Merger Agreement will not contain a due diligence condition as a condition to the closing of the Acquisition.

           d. Obtaining all third party and governmental approvals and consents, required for the Acquisition (including, without limitation, expiration or termination of the waiting period under the Hart-Scott- Rodino Antitrust Improvements Act, if applicable).

           e. The availability of sufficient senior and subordinated mezzanine debt funds pursuant to financing commitments to enable Buyer to consummate the Acquisition, which financing commitments shall be on terms that are commercially reasonable. The financing is further discussed in paragraph 4(a) herein.

           f. Termination of existing employment agreements with Herbert Barry, Chairman of the Board and Chief Executive Officer of the Company ("Barry"), and Robert K. Semel, President and Chief Operating Officer of the Company ("Semel"), payment of the change of control obligations due thereunder (provided that such payments shall not exceed $1.9 million to Barry and $1.5 million to Semel) and negotiation and execution of new employment agreements with a term of three (3) years on terms satisfactory to Buyer and its counsel, provided that such new employment agreements with Barry and Semel shall provide for compensation reductions of $289,586 and $171,836, respectively, from the annual compensation levels estimated to be paid in fiscal 1999 to Barry and Semel, and Buyer entering into voting agreements with Barry and Semel as contemplated in paragraph 3 below.

           g. There having been filed no material litigation or governmental proceeding seeking to enjoin or challenging, or seeking damages in connection with, the Acquisition.

           h.  There not having  occurred  any  material  adverse  change in the
               Company's  business,   operating  results,  financial  condition,
               properties or prospects.


777188.2
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3.        Agreements  with  respect to Voting of Shares of Common Stock Owned By
          Barry and Semel. Simultaneously with the execution of the Merger Agreement and as a condition thereto, each of Barry and Semel shall enter into an agreement with Buyer pursuant to which they will agree, so long as the Merger Agreement is in effect, to vote all of the shares of Common Stock and Options owned by them for the merger and the transactions under the Merger Agreement.

4. Financing; Due Diligence. (a) Funding for the Acquisition will be provided by a combination of senior and subordinated mezzanine debt financing and a common equity investment by CMCO and its affiliates and the persons on Schedule 1 hereto who are contributing or exchanging their shares of Common Stock for equity capital of Buyer (the equity portion will be approximately 25%-30%). As part of the debt financing, CMCO and Buyer intend to obtain for the Company a significant unfunded revolving credit facility to be used for future acquisitions, working capital and other purposes. The Company agrees to cooperate with and assist CMCO and the Buyer in obtaining the senior and subordinated mezzanine debt financing commitments by providing information and making available senior management to prospective financing sources as may be reasonably requested by CMCO and Buyer. CMCO believes that the senior and subordinated mezzanine debt financing commitments can be obtained by February 15, 1999. The Merger Agreement shall contain a senior and subordinated mezzanine debt financing condition as a condition to the closing of the Acquisition, provided, however, that the senior and subordinated mezzanine debt financing commitments shall be obtained prior to, or simultaneously with, the entering into of the Merger Agreement.

               (b) Upon the execution of this letter agreement, it is agreed that CMCO, Buyer, their financing sources and their representatives may continue and complete the business, financial, accounting and legal due diligence investigation of the Company. The parties hereto acknowledge that prospective debt financing sources of CMCO and Buyer have not commenced their due diligence investigation of the Company. With respect to the accounting and financial due diligence, immediately after execution of this letter agreement CMCO will retain an accounting firm to perform customary accounting and financial due diligence and review the financial and accounting records and information of the Company. The Merger Agreement shall not contain a due diligence condition as a condition to the closing of the Acquisition.

5. Confidentiality. In connection with the negotiation and preparation of the Merger Agreement and other documents referred to herein and CMCO's and Buyer's due diligence investigation referred to in paragraph 4(b) above, the Company will make available to CMCO and Buyer and their respective representatives all information relating to the Company and senior management personnel which CMCO and Buyer and their respective representatives may reasonably request. Buyer will make available to the Company all information relating to Buyer that must, in the opinion of counsel to the Company, be disclosed to the stockholders of the Company pursuant to state and/or federal securities laws. Any information concerning the Company or its affiliates disclosed to Buyer, its affiliates or their respective representatives or concerning Buyer or its affiliates disclosed to the Company, its affiliates or their respective representatives, which has not been publicly disclosed shall be kept strictly confidential by them and shall not be disclosed or used by the recipients whether or not the closing under the Merger Agreement occurs and until publicly disclosed by the Company or Buyer, as the case may be. In the event that this letter agreement is terminated or a definitive Merger Agreement is not executed or is terminated by the parties, all documents, if any, of a confidential nature, and copies thereof delivered by the Company to CMCO or Buyer, their affiliates or their respective representatives or delivered by CMCO or Buyer to the Company, its affiliates or their respective representatives shall be immediately returned. No press releases concerning this letter agreement or the Acquisition shall be issued, nor shall the terms of this letter agreement be disclosed to third parties, other than to the representatives of the parties as contemplated in paragraph 4 above, without the mutual consent of the Company, CMCO and Buyer (which consents will not be unreasonably withheld), except as may be required by federal and/or

777188.2
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



          state securities laws and except for a press release to be issued by the Company upon execution of this letter agreement with respect to this letter agreement and the Acquisition, provided that if the Company discloses this letter agreement or its terms in compliance with such laws, it will consult with CMCO and Buyer as to the contents and timing of such release. Buyer, CMCO and the Company will agree upon the timing and nature of the announcement of the transaction to employees of the Company.

6. No-Shop. (a) In recognition of the substantial time and effort which CMCO has invested, and Buyer and CMCO will hereafter invest, in investigating the Company and its business and in addressing the matters related to the proposed Acquisition and the financing of the proposed Acquisition, each of which may preempt or delay conduct of other business activities by CMCO and its affiliates, the Company agrees as follows:

               (i) the Company and it officers, directors, employees, representatives and agents shall cease any discussions or negotiations with any parties conducted prior to the date hereof (such parties referred to herein as the "Existing Non-CM Parties") other than CMCO with respect to any Acquisition Transaction (as hereafter defined); and

               (ii) the Company and its subsidiaries, their respective officers, directors, stockholders, employees and investment bankers, attorneys, accountants or other representatives or agents will not solicit, initiate, encourage, continue or enter into negotiations, directly or indirectly, with, any person, firm, corporation or other entity relating to an Acquisition Transaction, including any person, firm, corporation or other entity with whom the Company is currently negotiating, other than Buyer and CMCO, with respect to an offer for the sale of the Company, or any of the Company's business or assets, or the Company's Common Stock or the capital stock of any of its subsidiaries, directly, by merger, consolidation or otherwise until February 15, 1999, provided, however, that in the good faith exercise of their fiduciary responsibilities, the Board of Directors of the
          Company may furnish information with respect to the Company and may negotiate with any third party concerning an Acquisition Transaction in response to any unsolicited inquiry, proposal or offer received after the date hereof, including any unsolicited inquiry, proposal or offer received after the date hereof from an Existing Non-CM Party (all of such proposals or offers referred to herein collectively as the "Proposals" or singularly as a "Proposal"). The Company shall promptly notify in writing Buyer and CMCO with respect to any such Proposal with respect to an Acquisition Transaction. If the Company's Board of Directors shall approve a Proposal or an agreement with any person or entity providing for an Acquisition Transaction or shall recommend acceptance of, or shall fail to recommend rejection of, a tender offer or exchange offer that, if successful, would result in an Acquisition Transaction, or an Acquisition Transaction otherwise shall have been consummated (each, a "Payment Event") then the Company shall pay to Buyer or CMCO, the Acquisition Expenses (as defined in paragraph 7), and the No-Shop Amount (as defined in paragraph 7). For purposes hereof, "Acquisition Transaction" shall mean any bona fide proposal made by a third party to acquire (a) beneficial ownership (as defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of a majority or greater interest in the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving the Company including, without limitation, any single or multi-step transaction or series of related transactions which is structured in good faith to permit such third party to acquire beneficial ownership of a majority or greater equity interest in the Company, or (b) 50% or more of the Company's business (measured by revenues for the preceding fiscal year or the current fiscal year through the last complete fiscal quarter preceding such proposal) or consolidated assets of the Company (other than the transactions contemplated hereby). The Merger Agreement shall also contain a no-shop provision similar to that set forth in this paragraph 6(a) and provide for the payment of the Acquisition Expenses and No-Shop Amount pursuant to paragraph 7.


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



               (b) The Company agrees, pending execution of the Merger Agreement, to use its best efforts consistent with sound business practices to conduct its business (including the business of its subsidiaries) only in the ordinary course and consistent with past practice and to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with suppliers, customers and others having a business relationship with the Company. The Company agrees not to take or permit any subsidiary to take any action which would or which might reasonably be expected to hinder the proposed Acquisition or render it less desirable to Buyer or CMCO

7. Fees and Expenses. If the Acquisition shall not be consummated, (i) for any reason (other than the termination of this letter agreement pursuant to paragraphs 9(b), 9(c), or 9(d) below), each party hereto shall pay their own (and their representative's) respective fees and expenses incurred in connection with the negotiation, preparation, execution and delivery of this letter agreement and of the definitive Merger Agreement and any other agreements or documents contemplated hereby or thereby, (ii) by reason of the termination of this letter agreement pursuant to paragraph 9(b), 9(c), or 9(d), (x) the Company shall reimburse Buyer for all of its reasonable out-of-pocket expenses incurred in connection with or relating to the Acquisition, which shall include the reasonable fees and expenses of Buyer's and CMCO's legal counsel and accountants, and any environmental consultant (which legal, accounting and environmental fees and expenses shall not exceed $250,000), and the commitment fees related to the senior debt and subordinated mezzanine financing actually paid or contractually required to be paid to investment funds, banks or other financial institutions providing the funds to finance the Acquisition, provided, however that the Company shall not be responsible for such commitment fees if the Merger Agreement is not executed and delivered by the parties) (the "Acquisition Expenses") and (y) the Company shall pay to --- Buyer or CMCO in cash the amount of $350,000 ("No-Shop Amount"). All payments pursuant to this paragraph 7 shall be paid in cash by wire transfer of immediately available funds and shall be due and payable within 5 days after termination of this letter agreement pursuant to the applicable subsection of paragraph 9.

8. Brokers. Each of the parties agrees that no finder's fee or broker's commission shall by reason of its actions be payable by any other party in connection with the transactions contemplated hereby and no party knows of any such fees payable to any party, except that any fees and expenses payable to Dunn Johnston pursuant to a separate agreement between the Company and Dunn Johnston shall be paid by the Company concurrent with the closing of the Acquisition but not from the purchase price for the Acquisition.

9.        Termination.  This letter agreement may be terminated:

               (a) (i) at any time by mutual agreement of the Company, CMCO and Buyer, or automatically if the Merger Agreement is not executed and delivered by the parties by February 15, 1999, or (ii) by the Company, CMCO or Buyer if the applicable condition in paragraph 2 above is not met;

               (b) by the Company upon notice to Buyer and CMCO if a Proposal with respect to an Acquisition Transaction is received and approved by the Company's Board of Directors, or a Special Committee thereof, from any corporation, limited liability company, partnership, person or other entity or group other than Buyer or an affiliate of Buyer which the Company's Board of Directors determines to be more favorable to the Company and its stockholders than the Acquisition;

               (c) by Buyer and CMCO upon notice to the Company;

                       (i) if any corporation, limited liability company, partnership or other entity or group, other than Buyer or an affiliate of Buyer, commences a tender offer or exchange

777188.2
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                       offer for shares of Common Stock, or any of them, and (A)
                       the Company through its Board of Directors takes any position other than to recommend rejection of such offer or (B) 15% or more of the outstanding shares of Common Stock are purchased pursuant to such offer;

                       (ii) if any person, as defined for purposes of the Securities Exchange Act of 1934, as amended, other than Buyer or an affiliate of Buyer, (A) acquires 15% or more of the outstanding shares of Common Stock or (B) files a
                       Schedule 13D or an Amendment to Schedule 13D which reflects ownership of 15% or more of the outstanding shares of Common Stock of the Company; or

                       (iii) if the Company's Board of Directors receives and approves a Proposal with respect to an Acquisition Transaction; and

               (d) by Buyer and CMCO upon notice to the Company if an Acquisition Transaction is consummated with a party other than Buyer or an affiliate of Buyer.

10. Binding Effect. It is understood that this letter agreement merely constitutes a statement of our mutual intentions with respect to the proposed Acquisition, does not contain all matters upon which agreement must be reached in order for the Merger Agreement to be consummated and, therefore, does not constitute a binding agreement with respect to the Merger Agreement itself. A binding Merger Agreement with respect to the proposed Acquisition itself will result only from the execution of the Merger Agreement, subject to the conditions expressed therein. Notwithstanding the two preceding sentences of this paragraph 10, the provisions of paragraphs 5, 6, 7, and 9, and this paragraph 10 and paragraph 11 below, are fully binding on the Company and Buyer upon the execution of this letter agreement and the provisions of paragraph 5 (as to confidentiality) shall survive the termination of this letter agreement unless and until it is superseded by a definitive Merger Agreement or other agreement between Buyer and the Company.

11. Governing Law. The parties agree that this letter agreement and respective rights and duties and obligations hereunder shall be governed and construed in accordance with the laws of the State of Delaware.

12. Prior Agreements. The agreements contained in this letter agreement and that certain Confidentiality Agreement dated July 29, 1998 between the Company and CMCO supersede all prior agreements between the parties relating to the subject written hereof.



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



          If the foregoing accurately sets forth our understanding, we request that the Board of Directors of the Company approve this letter agreement and evidence such approval by causing the enclosed copy of this letter agreement to be signed on behalf of the Company, dated and returned to the undersigned.

                                                  Very truly yours,

                                                  CMCO, INC.



                                                  By    /s/ Robert Davidoff
                                                        ------------------------
                                                        Robert Davidoff
                                                        Vice President


Accepted and agreed
as of the date first
written above:


UNIFLEX, INC.


By:    /s/ Robert K. Semel
       -----------------------
       Name: Robert K. Semel
       Title: President

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                                       19

                                   Schedule 1


                                                  Number of Shares To
                                                   Be Contributed or
                                                     Exchanged for
         Name of Owner of                            Equity Capital
      Shares of Common Stock                            of Buyer
--------------------------------              -------------------------------

Herbert Barry                                          75,000

Robert K. Semel                                        75,000

Warner Heuman                                          75,000

[Balance to be provided by members of junior management of the Company acceptable to CMCO]

777188.2